

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2022

Michael Hutchby
Chief Financial Officer, Secretary and Treasurer
Cherry Hill Mortgage Investment Corp
1451 Route 34, Suite 303
Farmingdale, New Jersey 07727

> **Re: Cherry Hill Mortgage Investment Corp**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed March 15, 2022**
> **File No. 001-36099**

Dear Mr. Hutchby:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction